TAX SHARING AGREEMENT



          AGREEMENT, dated as of December 20, 1996, by and between Orion Capital Corporation, a Delaware corporation ("Orion"), and
Guaranty National Corporation, a Colorado corporation ("GNC").

                         W I T N E S S E T H :



          WHEREAS, Orion is the common parent corporation of an "affiliated group" of corporations (the "Orion Group"), as that term is defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which group now includes GNC and any corporation that is or subsequently becomes a member of an "affiliated group" of which GNC would be the "common parent," as such terms are defined in
Section 1504(a) of the Code, if GNC were owned by individuals (GNC and any present or future member of its affiliated group being referred to herein as the "GNC Group"); and

          WHEREAS, Orion and GNC desire to agree on an equitable basis for determining the amount to be paid by GNC to Orion on account of the GNC Group's inclusion in the Orion Group's consolidated federal income tax returns.

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          NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the parties hereto agree as follows:



               1. Inclusion in Orion Return. GNC agrees to join, and shall cause each other member of the GNC Group to join, in the filing of the Orion Group's consolidated federal income tax return for any taxable year for which GNC is eligible to join in such filing. GNC agrees to, and agrees to cause each member of the GNC Group to, file such consents, elections, and other documents and to take such other action as may be necessary or appropriate to carry out the purposes of this Agreement. Orion agrees that Orion shall timely file the Orion Group's consolidated federal income tax return for the taxable year and shall pay the amount of tax reflected thereon.

          In all matters relating to the Orion Group's consolidated tax liability, Orion is the agent for each member of the Orion Group, including GNC. As said agent, Orion has the sole authority and discretion to make any election for each member, including any election that must be made to determine a member's separate taxable income for purposes of computing the consolidated taxable income of the Orion Group.

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               2.  The GNC Group's Hypothetical Tax.  For purposes of
this Agreement, the "GNC Group's hypothetical tax" for any taxable year covered by this Agreement shall be the federal income tax liability that the GNC Group would have had for such taxable year if the GNC Group had filed its own consolidated federal income tax return for such taxable year, taking into account any carryovers to, or carrybacks from, other taxable years of the GNC Group (or any member thereof) that are available in such taxable year of the GNC Group, or would have been so available if the GNC Group had filed its own consolidated (or where applicable, separate) federal income tax returns for such other taxable years, and the GNC Group was subject to tax on all of its taxable income at the applicable maximum rate specified in the Code but without the benefit of any surtax exemption; provided, however, that in computing such hypothetical tax: (i) there will be eliminated from taxable income any intercompany dividends that would be eliminated under Treasury Regulation Section 1.1502-14(a);
(ii) intercompany transactions between members of the Orion Group that would be deferred under Treasury Regulation Section 1.1502-13 shall be deferred; (iii) the allowable credits against tax shall be limited to those credits attributable to the GNC Group that are actually allowed as credit against tax on the Orion Group consolidated

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federal income tax return for the taxable year of reference (allocated pursuant to the Treasury Regulations under Section 1552 of the Code); and (iv) in computing the deduction under Section 167 of the Code, property shall not lose its character as a result of a transfer from one member of the Orion Group to another. All intercompany transactions (as defined in Treasury Regulation Section 1.1502-13(a)) between members of the Orion Group will be taken into account in computing the GNC Group hypothetical tax at the time provided under Treasury Regulation Section 1.1502-13.

               3. Payment. With respect to each taxable year for which GNC is part of the Orion Group:

               (a) On each due date for payment of estimated federal income tax and on the due date for filing the Orion Group consolidated return (determined without regard to any extensions), GNC shall pay to Orion the federal income tax that would have been payable by the GNC Group on such date if the GNC Group were filing its own consolidated federal income tax return for such taxable year based upon the GNC Group's hypothetical tax. In computing GNC's estimated federal income tax payments, each payment shall be sufficient to avoid incurring any addition to tax under Section 6655 of the Code by reason of an underpayment by a "large corporation" within the

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     meaning of Section 6655(g)(2) of the Code and shall be consistent with the
     elections permitted to be made under Section 6655(d) and (e) of the Code to be made by Orion, in its sole discretion, for such taxable year and communicated to GNC.

               (b) On or prior to the date the Orion Group consolidated return is actually filed for a taxable year, GNC shall pay to Orion, or Orion shall pay to GNC, as the case may be, the difference between the GNC Group's hypothetical tax for such taxable year and the amount paid by GNC to Orion pursuant to paragraph 3(a) hereof. If the GNC Group for any taxable year has a loss or credit which could be carried back to and which would reduce the GNC Group's hypothetical tax (as adjusted) for any earlier taxable year for which the GNC Group was included in the Orion Group, then (x) if and to the extent such loss or credit is utilized to actually reduce the Orion Group's tax liability for such taxable year, Orion shall pay to GNC on the date the Orion Group consolidated return is actually filed for such taxable year the amount by which the GNC Group's hypothetical tax in such earlier taxable year is reduced by reason of such carryback or
     (y) if and to the extent such loss or credit is actually carried back to an

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     earlier taxable year, Orion shall pay to GNC on the date any refund of tax is actually received the amount by which the GNC Group's hypothetical tax in such earlier year is reduced by reason of such carryback together with any applicable interest.
               4. Adjustments. GNC agrees that Orion shall be responsible for, and shall have sole and absolute discretion with respect to, claiming any deductions or credits not claimed on the Orion Group consolidated return as filed, agreeing to, contesting, or settling any adjustments to the Orion Group's federal income tax li ability for any taxable year covered by this Agreement, and Orion shall pay any deficiencies in, or receive any refunds of, the Orion Group's federal income tax liability for any such taxable year resulting from a final determination by the Internal Revenue Service or the courts, or from carrybacks or carryovers of the Orion Group from or to other taxable years. On or prior to the date of payment or receipt or, if there is to be no payment or receipt, then on or prior to the date on which there is an adjustment in the GNC Group's hypothetical tax resulting from a final determination by the Internal Revenue Service or the courts, or from carrybacks or carryovers of the Orion Group from other taxable years, GNC shall pay to Orion or Orion shall pay to GNC, as the case may be, the

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amount necessary to reflect the adjustment in the GNC Group's hypothetical tax liability, together with any applicable interest and penalties.

               5. Resolution of Disputes as to the GNC Group's Hypothetical Tax. In the event of a disagreement between the parties hereto as to the amount of the GNC Group's hypothetical tax for any taxable year covered by this Agreement, such amount shall be determined by the independent certified public accountants who audit Orion's certified financial statements for such taxable year, and the determination of such accountants shall be final and binding on the parties hereto.

            6. Earnings and Profits and Characterization of Payments. Earnings and profits of each member of the Orion Group shall be calculated by allocating the federal income tax liability of the Orion Group to each member in accordance with the method described in
Section 1552(a)(2) of the Code and the applicable Treasury Regulations thereunder.

            7.  Miscellaneous Provisions.

            (a) Entire Understanding. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof. No alteration, amendment or modification of any of the terms of this Agreement shall be

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valid unless made by an instrument signed in writing by an authorized officer of each of the parties hereto.

            (b) Further Assurances. The parties hereto shall execute and deliver such further instruments and do such further acts and things (including, without limitation, by causing their subsidiaries to execute and deliver such instruments and to do such acts and things) as may be required to carry out the intent and purpose of this Agreement. The parties each shall cooperate with the other with respect to the preparation and filing of any tax return or the conduct of any tax audit or other tax proceeding. If any party has possession of documents or records which relate to, or could affect, any item of income, loss, deduction, credit, tax basis or other tax attributes of any other party hereto, such party shall take reasonable steps to preserve such documents or records for the same period and to the same extent as such party preserves and protects its own similar tax documents, and prior to destroying or discarding any such records shall notify the party to whom the records relate and offer such party the opportunity, at such parties' expense, to take possession or control of such documents.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.


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                              ORION CAPITAL CORPORATION

                              By:  s/Daniel L. Barry
                           Title:  Chief Financial Officer


Attest:___________________


                              GUARANTY NATIONAL CORPORATION

                              By:  s/Shelly J. Hengsteler
                           Title:  Assistant Treasurer


Attest:  s/Michael L. Pautler